UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: February 22, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated February 22, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY REPORTS FOURTH QUARTER
AND ANNUAL EARNINGS

Highlights

  Reported fourth quarter net income of $144.6 million, or $1.85 per share (including specific items which increased net income by $12.0 million, or $0.15 per share)(1)
  Achieved second highest ever annual net income of $570.9 million, or $6.83 per share (including specific items which increased net income by $166.6 million, or $1.99 per share)(1)
  Generated cash flow from vessel operations of $204.1 million and $698.1 million in the fourth quarter and fiscal 2005, respectively
  Repurchased 4.2 million shares for a total cost of $165.2 million since last reported on December 6, 2005
  Awarded long-term contracts to charter three shuttle tankers to Petrobras of Brazil
  Established strategic joint venture with PGS Production to pursue FPSO projects

Nassau, The Bahamas, February 22, 2006 — Teekay Shipping Corporation (Teekay or the Company) (NYSE:TK) today reported net income of $144.6 million, or $1.85 per share, for the quarter ended December 31, 2005, compared to net income of $224.6 million, or $2.50 per share, for the quarter ended December 31, 2004. The results for the quarters ended December 31, 2005 and 2004 included a number of specific items that had the net effect of increasing net income by $12.0 million, or $0.15 per share, in the fourth quarter of 2005, and reducing net income by $51.3 million, or $0.57 per share, in the fourth quarter of 2004, as detailed in Appendix B to this release. Net voyage revenues(2) for the fourth quarter of 2005 were $417.0 million, compared to $556.2 million for the same period in 2004, and income from vessel operations decreased to $168.2 million from $295.8 million.

Net income for the year ended December 31, 2005 was $570.9 million, or $6.83 per share, compared to $757.4 million, or $8.63 per share, for the same period last year. The results for the years ended December 31, 2005 and 2004 included a number of specific items that had the net effect of increasing net income by $166.6 million, or $1.99 per share, in 2005 and $76.4 million, or $0.87 per share, in 2004, as detailed in Appendix B to this release. Net voyage revenues(2) for the year ended December 31, 2005 were $1.5 billion compared to $1.8 billion in the same period last year, while income from vessel operations decreased to $631.8 million from $821.2 million.

Share Repurchase Program Update

On December 6, 2005, the Company announced that its Board of Directors had authorized a $180 million increase to the then existing share repurchase program, which had a remaining authorization of approximately $49 million, for a total remaining authorization at that time of $229 million. Between December 6, 2005 and February 21, 2006, the Company repurchased under that authorization 4.2 million shares at an average price of $39.51 per share, for a total cost of $165.2 million.

Since the end of November 2004, when Teekay announced the authorization of its initial share repurchase program, Teekay has repurchased a total of 17.2 million shares at an average price of $41.92 per share, for a total cost of $720 million.

As at December 31, 2005, the Company had 71.4 million common shares issued and outstanding. As at February 21, 2006, after giving effect to the shares repurchased since December 31, 2005, and the 6.5 million shares issued upon the February 16, 2006 exercise of purchase contracts included in the Company's 7.25% Premium Equity Participating Security Units (PEPS Units), the Company had 74.7 million shares issued and outstanding. Furthermore, if the remaining share repurchase authorization of approximately $63.8 million is completed at an average price of $39.48 per share (Teekay's closing share price on February 21, 2006), the number of outstanding shares will have reduced by 12.3 million shares, or 15%, from November 2004.

(1)     Please read Appendix B to this release for information about specific items affecting net income.

(2)     Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Operating Results

The following table highlights certain financial information for Teekay’s three main segments: the spot tanker segment, the fixed-rate tanker segment and the fixed-rate liquefied natural gas (LNG) segment (Please read the “Teekay Fleet” section of this release below and Appendix A for further details):

------------------------------- ----------------------------------------------- --------------------------------------------
                                        Three Months Ended                      Three Months Ended
                                         December 31, 2005                       December 31, 2004
                                             (unaudited)                             (unaudited)

                                          Fixed-    Fixed-                        Fixed-    Fixed-
                                 Spot      Rate      Rate                Spot      Rate      Rate
    (in thousands of            Tanker    Tanker     LNG                Tanker    Tanker     LNG
      U.S. dollars)             Segment   Segment   Segment    Total    Segment   Segment   Segment    Total
------------------------------ --------- --------- --------- --------- --------- --------- --------- ---------

Net voyage revenues             219,718   173,145    24,101   416,964   366,786   171,419    18,011   556,216

Vessel operating expenses        13,410    33,071     3,744    50,225    22,731    32,117     2,765    57,613
Time-charter hire expense        67,145    47,253         -   114,398    71,851    49,192         -   121,043
Depreciation & amortization      13,178    29,767     7,784    50,729    19,795    33,114     5,327    58,236

Cash flow from vessel
operations*                     111,494    75,817    16,773   204,084   240,512    75,492    13,305   329,309
------------------------------ --------- --------- --------- --------- --------- --------- --------- ---------

* Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Fixed-Rate Tanker Segment

For the quarter ended December 31, 2005, cash flow from vessel operations from the Company’s fixed-rate tanker segment remained virtually unchanged at $75.8 million compared to $75.5 million for the fourth quarter of 2004.

Today, the Company announced that it has been awarded long-term contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to a subsidiary of Petroleo Brasileiro S.A. The vessels will be chartered at fixed-rates for a period of 13 years, commencing at various dates during the second half of 2006 and the first quarter of 2007. In connection with these contracts, Teekay has entered into agreements to acquire a 2000-built Aframax tanker presently trading as part of the Company’s spot-rate chartered-in fleet and a newbuilding Suezmax tanker, both of which will be converted to shuttle tankers. The third vessel is presently operating in Teekay’s shuttle tanker fleet. This transaction highlights the growing demand for shuttle tankers at a time when high oil prices are supporting offshore oil exploration and production. The increase in offshore activity is highlighting the value of Teekay’s shuttle tanker franchise as an economical solution for Teekay’s customers around the world.

On February 21, 2006, the Company announced an agreement with PGS Production ASA (PGS) to form a joint venture company called Teekay Petrojarl Offshore, that will focus on pursuing opportunities in the rapidly growing market for Floating Production Storage and Offloading (FPSO) units. The Company believes that the combination of PGS’ offshore engineering expertise and reputation as a quality operator of FPSOs, and Teekay’s global marine operations and extensive customer network, strategically positions this joint venture to competitively pursue FPSO projects anywhere in the world.

Fixed-Rate LNG Segment

The Company’s cash flow from vessel operations from its fixed-rate LNG segment increased from $13.3 million in the fourth quarter of 2004 to $16.8 million in the fourth quarter of 2005, primarily due to the delivery of one LNG carrier in December 2004. The Company, including Teekay LNG Partners L.P. (Teekay LNG), has ownership interests ranging from 40% to 70% in nine LNG newbuildings scheduled to deliver at various dates between the fourth quarter of 2006 and early 2009, all of which will commence service upon delivery under 20 or 25 year fixed-rate contracts with major energy companies.

Spot Tanker Segment

Cash flow from vessel operations from the Company’s spot tanker segment decreased to $111.5 million in the fourth quarter of 2005 from $240.5 million in the fourth quarter of 2004, primarily due to the decline in spot tanker charter rates and a reduction in the size of the Company’s spot tanker fleet resulting from the sale of a number of older vessels during the past 12 months, partially offset by newbuilding deliveries. On a net basis, these fleet changes reduced the total number of revenue days in the Company’s spot tanker segment by 1,376 days, from 7,058 days in the fourth quarter of 2004 to 5,682 days in the fourth quarter of 2005. Revenue days represent the total number of calendar days the Company's vessels were in its possession for the periods presented less the total number of off-hire days associated with major repairs, drydocking or special intermediate surveys.

During the fourth quarter of 2005 and first quarter of 2006, the Company ordered four newbuilding Suezmax oil tankers for a total cost of approximately $285 million, scheduled for delivery during the second half of 2008.

The Company’s spot tanker segment includes vessels operating on voyage and period out-charters with an initial term of less than three years. The following table highlights the operating performance of the Company’s spot tanker segment measured in net voyage revenues per revenue day, or time-charter equivalent (TCE), and includes the effect of forward freight agreements (FFAs) which are entered into as hedges against a portion of the Company’s exposure to spot market rates:

----------------------------------------------------------------------------------------------------------------------
                                                 Three Months Ended                         Years Ended
                                       December 31,  September 30,   December 31,      December 31,  December 31,
                                          2005           2005           2004              2005          2004
--------------------------------------------------------------------------------------------------------------------
Spot Tanker Segment
    Very Large Crude Carrier Fleet
    Revenue days                               -               -             131              90            876
    TCE per revenue day                        -               -        $129,191         $92,744        $76,631

    Suezmax Tanker Fleet
    Revenue days                             336             409             546           1,862          2,374
    TCE per revenue day *                $38,113         $24,606         $61,894         $36,732        $51,564

    Aframax Tanker Fleet
    Revenue days                           3,261           3,430           4,972          14,587         20,377
    TCE per revenue day                  $48,021         $24,846         $57,556         $36,769        $39,403

    Oil/Bulk/Ore Fleet
    Revenue days                               -               -               -               -            150
    TCE per revenue day                        -               -               -               -        $25,487

    Large/Medium-Size Product
    Tanker Fleet
    Revenue days                           1,076             975             506           3,480          1,962
    TCE per revenue day                  $31,758         $27,355         $31,692         $29,828        $25,597

    Small Product Tanker Fleet
    Revenue days                           1,009           1,003             903           3,957          3,515
    TCE per revenue day                  $15,940         $12,088         $15,332         $14,877        $13,990

--------------------------------------------------------------------------------------------------------------------

* TCE results for the Suezmax Tanker Fleet include certain FFAs and fixed-rate contracts of affreightment that were entered into as hedges against several of the Company’s vessels. Excluding these amounts, TCEs on a revenue-day basis for the quarters ended December 31, 2005, September 30, 2005 and December 31, 2004 would have been $54,099 per day, $27,727 per day and $81,634 per day, respectively. Excluding these amounts, TCEs on a revenue-day basis for the years ended December 31, 2005 and December 31, 2004 would have been $54,014 per day and $59,090 per day, respectively.

Tanker Market Overview

During the fourth quarter of 2005, crude oil tanker freight rates continued to follow their traditional seasonal pattern, strengthening significantly from the levels experienced in the third quarter. In early 2006, freight rates have remained strong and are exceeding rates experienced during the same period last year, partly due to continued hurricane-related crude oil production outages in the U.S. Gulf of Mexico and strong seasonal demand from oil consuming nations in the Northern Hemisphere.

Product tanker rates rose to very high levels during the fourth quarter of 2005, driven largely by hurricane-related refinery disruptions in the U.S. Gulf of Mexico. These disruptions led to a 0.6 million barrels per day (mb/d), or 17.6%, increase in United States product imports compared with the third quarter of 2005. As a result, the United States imported more refined products from long-haul sources such as Europe and Asia, leading to tighter tonnage supply, which drove product tanker rates higher.

Global oil demand, an underlying driver of tanker demand, averaged 84.1 mb/d during the fourth quarter of 2005, an increase of 1.2 mb/d over the third quarter and marginally higher than the fourth quarter of 2004. Overall for 2005, the International Energy Agency (IEA) reported global oil demand growth of 1.1 mb/d, or 1.3%, from 2004. On February 10, 2006, the IEA re-affirmed its forecast for oil demand in 2006 to an average of 85.1 mb/d, an increase of 2.1% over 2005.

Global oil supply, a direct driver of tanker demand, averaged 84.3 mb/d during the fourth quarter of 2005, an increase of 0.3 mb/d over the third quarter and marginally higher than the fourth quarter of last year. Long-haul Middle East OPEC oil production remained virtually unchanged from the third quarter, while non-OPEC production rose by 0.3 mb/d led by rising output from the Former Soviet Union, Canada and Africa. At its January 31, 2006 meeting, OPEC (excluding Iraq) voted to leave its existing quota limit unchanged at 28.0 mb/d, as strong oil demand and fears of disruption kept oil prices high.

The size of the world tanker fleet rose to 356.4 million deadweight tonnes (mdwt) as of December 31, 2005, up 6.2 mdwt, or 1.8%, from the end of the third quarter. Deletions, including vessels converted for offshore projects and thus removed from the trading tanker fleet, aggregated 0.5 mdwt in the fourth quarter of 2005, compared to 1.5 mdwt in the third quarter. Deliveries of tanker newbuildings during the fourth quarter of 2005 declined to 6.7 mdwt from 7.3 mdwt during the third quarter.

As of December 31, 2005, the world tanker orderbook stood at 85.0 mdwt, representing 23.8% of the world tanker fleet, compared to 85.3 mdwt, or 24.4%, as of September 30, 2005.

Teekay Fleet

As at January 31, 2006, Teekay’s fleet (excluding vessels managed for third parties) consisted of 145 vessels, including chartered-in vessels and newbuildings on order. During the fourth quarter, the Company sold an older single-hulled Aframax tanker and an older shuttle tanker, and took delivery of one ice-class Aframax newbuilding, which is currently trading in the spot market.

The following table summarizes the Teekay fleet as at January 31, 2006:

------------------------------------------------------------------------------------------------------------
                                                                      Number of Vessels (1)
                                                       -----------------------------------------------------
                                                           Owned    Chartered-in    Newbuildings
                                                          Vessels      Vessels        on Order       Total
------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
    Suezmax Tankers                                          1              3             4            8
    Aframax Tankers                                         22             11             1           34
    Large / Medium-Size Product Tankers                      3              9             3           15
    Small Product Tankers                                    -             10             -           10
------------------------------------------------------------------------------------------------------------
    Total Spot Tanker Segment                               26             33             8           67
============================================================================================================

  Fixed-Rate Tanker Segment:
    Shuttle Tankers (2)                                     27             13             -           40
    Conventional Tankers (3)                                15              2             2           19
    Floating Storage & Offtake (FSO) Units (4)               4              -             -            4
    LPG / Methanol Carriers                                  1              1             -            2
------------------------------------------------------------------------------------------------------------
    Total Fixed-Rate Tanker Segment                         47             16             2           65
============================================================================================================

  Fixed-Rate LNG Segment(5)                                  4              -             9           13
------------------------------------------------------------------------------------------------------------
  Total                                                     77             49            19          145
============================================================================================================
(1)	Excludes vessels managed on behalf of third parties.
(2)	Includes six shuttle tankers of which the Company's ownership interests range from 50% to 50.5%.
(3)	Includes eight Suezmax tankers owned by subsidiaries of Teekay LNG.
(4)	Includes one unit in which the Company's ownership interest is 89%.
(5)	The four existing LNG vessels are owned by Teekay LNG; Teekay LNG has agreed to acquire Teekay's 70% interest in three of the LNG newbuildings; and, in accordance with existing agreements, Teekay will offer to Teekay LNG all its interests in the remaining six LNG newbuildings, which interests include a 70% interest in two vessels and a 40% interest in four vessels.

For a detailed listing of vessel sales and deliveries, please refer to the Company’s Web site at www.teekay.com.

Liquidity and Capital Expenditures

As of December 31, 2005, the Company had total liquidity of $966.8 million, comprising $237.0 million in cash and cash equivalents and $729.8 million in undrawn medium-term revolving credit facilities.

As of December 31, 2005 (and including the capital commitments relating to the four newbuilding Suezmaxes announced today), the Company had $1.2 billion in remaining capital commitments relating to its portion of newbuildings on order. Of this total amount, $340 million is due in 2006, $441 million in 2007, and $387 million in 2008 and early 2009. Of the total capital commitments, approximately $671 million is for the Company’s portion of installment payments relating to LNG newbuildings.

Settlement of PEPS units

On February 16, 2006, the Company issued 6,534,300 shares of its common stock following settlement of the purchase contracts associated with its PEPS Units (NYSE: TK Pr A). The PEPS Units were issued in February 2003 and each consisted of a share purchase contract and one unsecured, subordinated note in principal amount of $25 due May 18, 2006. The notes were successfully remarketed on February 13, 2006. The Company participated in the remarketing of the notes and purchased all of the notes for net proceeds equal to 100% of their aggregate principal amount. The net proceeds were applied to satisfy the obligations of the holders of the PEPS Units under the related purchase contracts. The notes were subsequently cancelled and are no longer outstanding. Also, following the settlement of the purchase contracts on the PEPS Units, the PEPS Units have been retired and are no longer outstanding.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has recently expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of more than 140 tankers, offices in 15 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EST (8:00 a.m. PST) on February 23, 2006, to discuss the Company’s results and the outlook for its business activities. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s Web site at www.teekay.com. The presentation will be available on the Web site prior to the conference call. A recording of the call will be available until March 2, 2006 by dialing (719) 457-0820 and entering access code 1398454, or via the Company's Web site until March 22, 2006.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

------------------------------------------------------------------------------------------------------------------------
                                                     TEEKAY SHIPPING CORPORATION
                                              SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                                   (in thousands of U.S. dollars, except share and per share data)
------------------------------------------------------------------------------------------------------------------------

                                                       Three Months Ended                      Years Ended
                                       December 31,   September 30,    December 31,    December 31,   December 31,
                                          2005            2005            2004            2005           2004
                                       (unaudited)     (unaudited)     (unaudited)

VOYAGE REVENUES                         531,473         425,594         669,553       1,954,618       2,219,238
---------------------------------- --------------- --------------- --------------- --------------- ---------------

OPERATING EXPENSES
Voyage expenses                         114,509         107,835         113,337         419,169         432,395
Vessel operating expenses                50,225          50,743          57,613         206,749         218,489
Time-charter hire expense               114,398         120,556         121,043         467,990         457,180
Depreciation and amortization            50,729          50,411          58,236         205,529         237,498
General and administrative               45,375          40,455          48,251         159,707         130,742
Write-down/(gain) on
    sale of vessels                     (14,861)         (6,576)        (24,689)       (139,184)        (79,254)
Restructuring charge                      2,882               -               -           2,882           1,002
---------------------------------- --------------- --------------- --------------- --------------- ---------------
                                        363,257         363,424         373,791       1,322,842       1,398,052
---------------------------------- --------------- --------------- --------------- --------------- ---------------
Income from vessel operations           168,216          62,170         295,762         631,776         821,186
---------------------------------- --------------- --------------- --------------- --------------- ---------------
OTHER ITEMS
Interest expense                        (31,813)        (29,599)        (34,058)       (132,428)       (121,518)
Interest income                           9,033           8,254           6,490          33,943          18,528
Income tax (expense) recovery            (9,537)          2,005         (18,747)          2,340         (35,048)
Equity income from joint ventures         4,576             854           6,071          11,141          13,730
Gain on sale of marketable                                    -
    securities                                -                               -               -          93,175
Other - net                               4,135          (1,009)        (30,962)         24,128         (32,613)
---------------------------------- --------------- --------------- --------------- --------------- ---------------
                                        (23,606)        (19,495)        (71,206)        (60,876)        (63,746)
---------------------------------- --------------- --------------- --------------- --------------- ---------------
Net income                              144,610          42,675         224,556         570,900         757,440
================================== =============== =============== =============== =============== ===============
Earnings per common share
-             Basic                      $1.97           $0.55           $2.68           $7.30           $9.14
-             Diluted *                  $1.85           $0.52           $2.50           $6.83           $8.63
---------------------------------- --------------- --------------- --------------- --------------- ---------------
Weighted-average number of
    common shares outstanding
-             Basic                  73,242,894      77,104,662      83,760,379      78,201,996      82,829,336
-             Diluted *              78,065,137      82,559,885      89,872,611      83,547,686      87,729,037

================================== =============== =============== =============== =============== ===============

*Reflects the effect of outstanding stock options and the $143.75 million mandatory convertible preferred PEPS units, computed using the treasury stock method

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED BALANCE SHEETS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                    As at December 31,       As at December 31,
                                                                            2005                      2004

ASSETS
Cash and cash equivalents                                                  236,984                   427,037
Other current assets                                                       241,147                   264,806
Restricted cash - current                                                  152,286                    96,087
Vessels held for sale                                                            -                   129,952
Restricted cash - long-term                                                158,798                   352,725
Vessels and equipment                                                    3,248,122                 3,278,710
Advances on newbuilding contracts                                          473,552                   252,577
Other assets                                                               360,034                   254,745
Intangible assets                                                          252,280                   277,511
Goodwill                                                                   170,897                   169,590
----------------------------------------------------------------- ------------------------- -------------------------
Total Assets                                                             5,294,100                 5,503,740
================================================================= ========================= =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                   166,786                   206,022
Current portion of long-term debt                                          298,054                   208,387
Long-term debt                                                           2,134,924                 2,536,158
Other long-term liabilities                                                174,991                   301,091
Minority interest                                                          282,803                    14,724
Stockholders' equity                                                     2,236,542                 2,237,358
----------------------------------------------------------------- ------------------------- -------------------------
Total Liabilities and Stockholders' Equity                               5,294,100                 5,503,740
================================================================= ========================= =========================

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                                      Years Ended
                                                                                      December 31,
                                                                            2005                      2004
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
----------------------------------------------------------------- ------------------------- -------------------------
Net operating cash flow                                                    609,042                   814,704
----------------------------------------------------------------- ------------------------- -------------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                         2,497,321                 1,621,221
Scheduled repayments of long-term debt                                    (140,161)                 (216,423)
Prepayments of long-term debt                                           (2,629,624)               (1,731,223)
Repurchase of common stock                                                (538,377)                  (61,237)
Net proceeds from sale of  Teekay LNG                                      257,986                         -
Settlement of interest rate swaps                                         (143,295)                        -
Other                                                                       63,748                    17,259
----------------------------------------------------------------- ------------------------- -------------------------
Net financing cash flow                                                   (632,402)                 (370,403)
----------------------------------------------------------------- ------------------------- -------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                    (555,142)                 (548,587)
Purchase of Teekay Shipping Spain S.L.                                           -                  (286,993)
Proceeds from sale of vessels and equipment                                534,007                   440,556
Proceeds from sale of available-for-sale securities                              -                   135,357
Other                                                                     (145,558)                  (49,881)
----------------------------------------------------------------- ------------------------- -------------------------
Net investing cash flow                                                   (166,693)                 (309,548)
----------------------------------------------------------------- ------------------------- -------------------------
(Decrease)/increase in cash and cash equivalents                          (190,053)                  134,753
Cash and cash equivalents, beginning of the period                         427,037                   292,284
----------------------------------------------------------------- ------------------------- -------------------------
Cash and cash equivalents, end of the period                               236,984                   427,037
================================================================= ========================= =========================

------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                          APPENDIX A - SUPPLEMENTAL INFORMATION
                                             (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------

                                                            Three Months Ended December 31, 2005
                                                                        (unaudited)

                                                              Fixed-Rate
                                          Spot Tanker           Tanker             Fixed-Rate
                                           Segment              Segment            LNG Segment           Total
---------------------------------- -------------------- -------------------- -------------------- --------------------
Net voyage revenues (1)                    219,718              173,145               24,101            416,964
Vessel operating expenses                   13,410               33,071                3,744             50,225
Time-charter hire expense                   67,145               47,253                    -            114,398
Depreciation and amortization               13,178               29,767                7,784             50,729
General and administrative                  25,742               16,049                3,584             45,375
Gain on sale of vessels                    (10,201)              (4,660)                   -            (14,861)
Restructuring charge                         1,927                  955                    -              2,882
---------------------------------- -------------------- -------------------- -------------------- --------------------
Income from vessel operations              108,517               50,710                8,989            168,216
================================== ==================== ==================== ==================== ====================

                                                          Three Months Ended September 30, 2005
                                                                        (unaudited)

                                                              Fixed-Rate
                                          Spot Tanker           Tanker             Fixed-Rate
                                           Segment              Segment            LNG Segment           Total
---------------------------------- -------------------- -------------------- -------------------- --------------------
Net voyage revenues                        134,084              159,172               24,503            317,759
Vessel operating expenses                   15,240               32,102                3,401             50,743
Time-charter hire expense                   68,089               52,467                    -            120,556
Depreciation and amortization               13,377               29,512                7,522             50,411
General and administrative                  22,088               14,970                3,397             40,455
Writedown / (gain) on sale of
          vessels and equipment             (8,687)               2,111                    -             (6,576)
---------------------------------- -------------------- -------------------- -------------------- --------------------
Income from vessel operations               23,977                28,010               10,183            62,170
================================== ==================== ==================== ==================== ====================

                                                           Three Months Ended December 31, 2004
                                                                        (unaudited)

                                                              Fixed-Rate
                                          Spot Tanker           Tanker             Fixed-Rate
                                           Segment              Segment            LNG Segment           Total
---------------------------------- -------------------- -------------------- -------------------- --------------------
Net voyage revenues                        366,786              171,419               18,011            556,216
Vessel operating expenses                   22,731               32,117                2,765             57,613
Time-charter hire expense                   71,851               49,192                    -            121,043
Depreciation and amortization               19,795               33,114                5,327             58,236
General and administrative                  31,692               14,618                1,941             48,251
Writedown / (gain) on sale of
    vessels and equipment                  (21,227)              (3,462)                   -            (24,689)
---------------------------------- -------------------- -------------------- -------------------- --------------------
Income from vessel operations              241,944               45,840                7,978            295,762
================================== ==================== ==================== ==================== ====================

------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                     APPENDIX A - SUPPLEMENTAL INFORMATION CONTINUED
                                             (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------

                                                                  Year Ended December 31, 2005

                                                              Fixed-Rate
                                          Spot Tanker           Tanker             Fixed-Rate
                                           Segment              Segment            LNG Segment           Total
---------------------------------- -------------------- -------------------- -------------------- --------------------
Net voyage revenues                        775,802              662,050               97,597          1,535,449
Vessel operating expenses                   62,525              128,916               15,308            206,749
Time-charter hire expense                  273,730              194,260                    -            467,990
Depreciation and amortization               55,105              120,064               30,360            205,529
General and administrative                  89,465               57,059               13,183            159,707
Writedown / (gain) on sale of
  vessels and equipment                   (142,004)               2,820                    -           (139,184)
Restructuring charge                         1,927                  955                    -              2,882
---------------------------------- -------------------- -------------------- -------------------- --------------------
Income from vessel operations              435,054               157,976              38,746            631,776
================================== ==================== ==================== ==================== ====================

                                                                  Year Ended December 31, 2004

                                                              Fixed-Rate
                                          Spot Tanker           Tanker             Fixed-Rate
                                           Segment              Segment            LNG Segment           Total
---------------------------------- -------------------- -------------------- -------------------- --------------------
Net voyage revenues                      1,095,675              648,003               43,165          1,786,843
Vessel operating expenses                   93,394              117,586                7,509            218,489
Time-charter hire expense                  263,122              194,058                    -            457,180
Depreciation and amortization               95,570              129,074               12,854            237,498
General and administrative                  70,371               56,431                3,940            130,742
Writedown / (gain) on sale of
  vessels and equipment                    (72,101)              (7,153)                   -            (79,254)
Restructuring charge                         1,002                    -                    -              1,002
---------------------------------- -------------------- -------------------- -------------------- --------------------
Income from vessel operations              644,317              158,007               18,862            821,186
================================== ==================== ==================== ==================== ====================

(1)     Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expense relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues in a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

------------------------------------------------------------------------------------------------------------------------
                                                   TEEKAY SHIPPING CORPORATION
                                         APPENDIX B - SPECIFIC ITEMS AFFECTING NET INCOME
                                                  (in thousands of U.S. dollars)

Set forth below are some of the  significant  items of income and expense that affected the Company's net income for 2005 and 2004 and for the fourth quarter of each such year, all of which items are typically excluded by securities  analysts in their published estimates of the Company's financial results:
------------------------------------------------------------------------------------------------------------------------
                                                                         Three Months Ended          Year Ended
                                                                            December 31,            December 31,
                                                                               2005                     2005
                                                                           (unaudited)
                                                                                      Per                     Per
                                                                           $         Share         $         Share
---------------------------------------------------------------------- ----------- ----------- ----------- -----------

Gain on sale of vessels                                                 14,861       0.19      151,427       1.81
Foreign currency exchange gains (1)                                      7,880       0.10       53,118       0.64
Deferred income tax (expense) recovery (2)                              (4,690)     (0.06)       5,704       0.07
Write off of capitalized loan costs and loss on termination of
  interest rate swaps (3)                                                    -          -      (15,282)     (0.18)
Write down of vessels and equipment (4)                                      -          -      (12,243)     (0.15)
Loss on bond repurchases (8.875% Notes due 2011) (5)                    (3,146)     (0.04)     (13,255)     (0.16)
Restructuring charge (6)                                                (2,882)     (0.04)      (2,882)     (0.03)
---------------------------------------------------------------------- ----------- ----------- ----------- -----------
Total                                                                   12,023       0.15      166,587       1.99
====================================================================== =========== =========== =========== ===========

----------------------------------------------------------------------- -------------------------- ----------------------
                                                                           Three Months Ended         Year Ended
                                                                              December 31,           December 31,
                                                                                 2004                    2004
                                                                             (unaudited)
                                                                                      Per                     Per
                                                                           $         Share         $         Share
---------------------------------------------------------------------- ----------- ----------- ----------- -----------

Gain on sale of vessels                                                 24,689       0.27       79,254       0.90
Gain on sale of marketable securities                                        -          -       93,175       1.06
Foreign currency exchange losses (1)                                   (33,290)     (0.37)     (44,042)     (0.50)
Deferred income tax expense (2)                                        (15,160)     (0.17)     (14,165)     (0.16)
Realized losses from Forward Freight Agreements (7)                    (13,836)     (0.15)     (21,749)     (0.25)
Additional contribution to Company's performance-based bonus plan      (12,500)     (0.14)     (12,500)     (0.14)
Restructuring charge and write-down of other assets                     (1,245)     (0.01)      (3,543)     (0.04)
---------------------------------------------------------------------- ----------- ----------- ----------- -----------
Total                                                                  (51,342)     (0.57)      76,430       0.87
====================================================================== =========== =========== =========== ===========
(1)	Foreign currency exchange gains and losses (net of minority owners’ share) primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(2)	Deferred income tax related to unrealized foreign exchange gains and losses, changes in the tax treatment of Norwegian partnerships and the Company's tax restructuring of its Norwegian operations.

(3)	In connection with the initial public offering of Teekay LNG Partners L.P., the Company repaid $337.3 million of debt and terminated certain related interest rate swap contracts.

(4)	The Company wrote-down the carrying value of certain offshore equipment due to a lower estimated net realizable value.

(5)	During the three and twelve months ended December 31, 2005, the Company repurchased $20.6 million and $85.7 million, respectively, of its 8.875% bonds due 2011 at a premium to their book value.

(6)	Restructuring charge in 2005 relates primarily to the relocation of certain operational functions and the closure of the Company’s office located in Sandefjord, Norway.

(7)	Represents cash payments to settle Forward Freight Agreements that are designated as hedges.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the growth prospects for shuttle tankers and FPSOs; the Company’s future capital expenditure commitments and the financing requirements for such commitments; the Company’s share repurchase program; the three long-term charter shuttle tanker contracts to Petrobras; the competitive positioning of the Company's joint venture with PGS Production AS to pursue FPSO projects; the offers to Teekay LNG of Teekay’s interests in LNG projects; and the timing of newbuilding deliveries. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers or FPSOs; market acceptance and the Company's implementation of its joint venture with PGS; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; the Company’s future capital expenditure requirements; the Company’s and Teekay LNG’s potential inability to raise financing to purchase additional vessels; the potential inability to repurchase the Company’s shares under its share repurchase program; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2004. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.